Rule 424(b)(3)

Registration No. 333-102603

PRICING SUPPLEMENT NO. 1
TO PROSPECTUS DATED February 4, 2003
(As supplemented August 21, 2003)

INTERNATIONAL BUSINESS MACHINES CORPORATION

MEDIUM-TERM NOTES
(Floating Rate Note)
(Due One Year or More from Date of Issue)

Designation: Floating Rate Notes due June 28, 2007

Original Issue Date: June 28, 2005

Principal Amount: $1,500,000,000

Initial Interest Rate:	LIBOR, calculated as if the Original Issue Date were an Interest Reset Date
Base Rate: LIBOR Telerate

Spread: None

Spread Multiplier: None

Index Currency: United States Dollars

Index Maturity: Three Months

Maximum Interest Rate: None

Minimum Interest Rate: None

Maturity Date: June 28, 2007

Issue Price (as a percentage of Principal Amount): 100% plus accrued interest from June 28, 2005

Commission or Discount (as a percentage of Principal Amount): 0.08%

Interest Payment Dates: Quarterly on March 28, June 28, September 28, and December 28, beginning September 28, 2005

Interest Reset Dates: Each Interest Reset Date, commencing September 28, 2005

Regular Record Dates: Fifteenth calendar day, whether or not a Business Day, prior to the corresponding Interest Payment Date

CUSIP: 45920QEU4

Redemption Provisions: None

Form: [X] Book-Entry

[ ] Certificated

INTRODUCTION

This is a Pricing Supplement. It describes the Floating Rate Notes being issued under the Medium Note Program of International Business Machines Corporation (the “Company” or “IBM”). This document adds to, or 'supplements' the description of the Notes referred to in the accompanying Prospectus Supplement and Prospectus. It does so by providing specific pricing and other information about the Notes issued in this particular transaction. This Pricing Supplement also amends the Prospectus Supplement and Prospectus to the extent that the description of the Notes in this Pricing Supplement is different from the terms which are set forth in the Prospectus Supplement and Prospectus.

REOPENING

The Company may from time to time, without the consent of the existing holders of the Notes, create and issue further notes having the same terms and conditions as the Notes offered hereby in all respects, except for the Original Issue Date and Issue Price. Additional Notes issued in this manner will be consolidated with, bear the same CUSIP Number as, and form a single series with, the previously outstanding Notes.

INTEREST

The Notes will bear interest from June 28, 2005. Interest on the Notes will be calculated based on the actual number of days in the period for which interest is being calculated and a year of 360 days.

If any interest payment date, other than an interest payment date that is also the maturity date, falls on a day that is not a LIBOR Business Day, that interest payment date will be postponed to the next day that is a LIBOR Business Day, and interest will continue to accrue. However, if the next LIBOR Business Day is in the following calendar month, the interest payment date will be the preceding LIBOR Business Day. If the maturity date falls on a day that is not a LIBOR Business Day, payment of principal and interest will be paid on the next LIBOR Business Day. No interest on that payment will accrue from and after that maturity date or interest payment date. “LIBOR Business Day” means any day that is not a Saturday or Sunday and that, in the City of New York or the City of London, is not a day on which banking institutions generally are authorized or required by law or executive order to close. We have capitalized a number of terms in this document. If you do not see a definition for those terms in this document, those terms will have the meanings which we have already given to them in the Prospectus Supplement and the Prospectus.

PLAN OF DISTRIBUTION

We have entered into a purchase agreement with the following dealers, under which each dealer severally has agreed to purchase the principal amount of Notes listed:

Citigroup Global Markets Inc.	$675,000,000
HSBC Securities (USA) Inc.	675,000,000
Blaylock & Company, Inc.	37,500,000
Deutsche Bank Securities Inc.	37,500,000
RBC Capital Markets Corporation	37,500,000
The Williams Capital Group, L.P.	37,500,000
Total:	$1,500,000,000

These dealers will initially offer the Notes at the Issue Price set forth in the Pricing Supplement. Thereafter, they may change the offering price and other selling terms. The dealers named above have also agreed to reimburse us for certain of our expenses.

In connection with this offering, Citigroup Global Markets, Inc. has agreed to assume the risk of any unpaid allotment of Notes that would otherwise be purchased by Blaylock & Company, Inc.

Dated: June 23, 2005